     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1999

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                       REGISTRATION STATEMENT ON FORM S-4
                        UNDER THE SECURITIES ACT OF 1933
                         ------------------------------

                        RESORTQUEST INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    7011                                   62-1750352
      (State or other jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
   Of incorporation or organization)            Classification Code Number)                  Identification Number)

                         ------------------------------

                              530 OAK COURT DRIVE
                                   SUITE 360
                               MEMPHIS, TN 38117
                                 (901) 762-0600
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                               DAVID C. SULLIVAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        RESORTQUEST INTERNATIONAL, INC.
                              530 OAK COURT DRIVE
                                   SUITE 360
                               MEMPHIS, TN 38117
                                 (901) 762-0600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

                    JOHN K. LINES                                     BRUCE S. MENDELSOHN, ESQ.
      SENIOR VICE PRESIDENT AND GENERAL COUNSEL                          PAUL A. BELVIN, ESQ.
           RESORTQUEST INTERNATIONAL, INC.                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                 530 OAK COURT DRIVE                               1333 NEW HAMPSHIRE AVENUE, N.W.
                      SUITE 360                                               SUITE 400
                  MEMPHIS, TN 38117                                     WASHINGTON, D.C. 20036
                    (901) 762-0600                                          (202) 887-4000
                 FAX: (901) 762-0635                                     FAX: (202) 887-4288

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the registration statement becomes effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED MAXIMUM    PROPOSED MAXIMUM
                                               AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING      AMOUNT OF
TITLE OF EACH CLASS TO BE REGISTERED          REGISTERED(1)          SHARE(2)            PRICE(2)       REGULATION FEE(3)
Common Stock, $.01 per value per share....      5,000,000            $8.9375           $44,687,500          $12,423.13

(1) Pursuant to Rule 416(a), the number of shares of common stock being registered shall be adjusted to include any additional shares which may become issuable as a result of stock splits, stock dividends or similar transactions.

(2) Calculated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of the common stock as reported by the New York Stock Exchange on July 14, 1999.

(3) A fee of $12,500.63 was paid in connection with the filing of Registration Statement No. 333-56703, of which $3,289.76 related to the shares of common stock included herein under Rule 429.

    Pursuant to Rule 429 under the Securities Act of 1933, the prospectus filed as part of this Registration Statement relates to the shares of common stock registered hereby and to 789,501 shares of common stock previously registered by ResortQuest International, Inc. under its Registration Statement on Form S-1 (File No. 333-56703).
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION FOR THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND RESORTQUEST IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE THAT DOES NOT PERMIT THAT OFFER OR SALE.

                   SUBJECT TO COMPLETION, DATED JULY 16, 1999

P R O S P E C T U S

                                5,789,501 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                ---------------

    ResortQuest International, Inc. is the first company to offer vacation condominium and home rentals, sales and property management services under a national brand name and is a leading provider of vacation rentals in premier destination resorts throughout the United States and in Canada. We currently manage approximately 15,500 condominiums and homes in 34 premier, geographically and seasonally diverse resort locations in 15 states and in Canada.

    We may use this prospectus from time to time to issue shares of our common stock to the owners of businesses or assets that we may acquire in the future. ResortQuest and the owners or controlling persons of the businesses or assets we may seek to acquire will negotiate the terms of such acquisition. We expect that the value of our common stock issued in any acquisition will be reasonably related to the market value of our common stock either at the time we enter into an agreement on the terms of an acquisition or at the time of delivery of our common stock.

    Persons who receive shares of common stock in connection with an acquisition by us also may use this prospectus to offer and sell such shares. ResortQuest will not receive any of the proceeds from such sales.

    Our shares are listed on the New York Stock Exchange under the symbol "RZT."

                            ------------------------

    INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                          , 1999

                               TABLE OF CONTENTS

About this Prospectus..................................................................          1
Where You Can Find More Information....................................................          1
Incorporation by Reference.............................................................          2
Description of ResortQuest.............................................................          3
Selected Consolidated Financial Data...................................................          7
Price Range of Common Stock............................................................          9
Special Note of Caution Regarding Forward-Looking Statements...........................          9
Risk Factors...........................................................................         10
Acquisition Terms......................................................................         17
Resale of Common Stock.................................................................         18
Restrictions on Resale of Common Stock.................................................         19
Use of Proceeds........................................................................         19
Legal Matters..........................................................................         19
Experts................................................................................         19

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may issue the shares of our common stock described in this prospectus to the owners of businesses, assets or securities of entities engaged in the vacation rental and property management business and other related businesses we may acquire in the future. If we issue warrants, options or other similar instruments in connection with acquisitions, we may reserve shares for issuance to cover the offering, issuance and sale upon exercise or conversion of these rights. This prospectus provides you with a general description of our company.

    You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of our common stock in any state where the offer is not permitted. Information is accurate only as of the date of the documents containing the information, unless the information specifically indicates that another date applies.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement of which this prospectus forms a part. The registration statement, including the attached exhibits and schedules, contains additional relevant information about our common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus.

    In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy any of this information at the following locations of the SEC:

 Public Reference Room    New York Regional Office      Chicago Regional Office
450 Fifth Street, N.W.      7 World Trade Center            Citicorp Center
       Room 1024                 Suite 1300             500 West Madison Street
Washington, D.C. 20549    New York, New York 10048            Suite 1400
                                                           Chicago, Illinois
                                                              60661-2511

    You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

    The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, like ResortQuest, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Securities Exchange Act is 1-14115.

    Our common stock is traded on the New York Stock Exchange and certain reports, proxy statements and other information is also available for inspection and copying at prescribed rates at the offices of the NYSE, 20 Broad Street, New York, New York 10005. You can obtain any of the documents we file from the SEC, through the SEC's web site at the address described above, or directly from us, through our web site, RESORTQUEST.COM, by selecting the Investor Relations link, selecting the Info Request link and completing the information request form on-line.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any such information that is superseded by information included directly in this document.

    This prospectus incorporates by reference the documents listed below that we have previously filed or will file with the SEC. They contain important information about us and our financial condition.

    - our Annual Report on Form 10-K for our fiscal year ended December 31, 1998, filed on March 29, 1999;

    - our definitive proxy statement for the 1999 annual meeting of stockholders, filed April 6, 1999;

    - our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 1999, filed on May 17, 1999;

    - our Current Reports on Form 8-K, filed on May 21, 1999 and May 24, 1999;

    - all documents filed with the SEC by us under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and before the offering is terminated, are considered to be a part of this prospectus, effective the date such documents are filed; and

    - the description of our common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on May 12, 1998, as incorporated by reference from our registration statement on Form S-1, as amended (File No. 333-47867), the description of the Preferred Stock Purchase Rights set forth in our Form 8-A (Amendment No. 1) filed on March 12, 1999 and any amendment or report filed with the SEC for purpose of updating such descriptions.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

    You may obtain a copy of any of these filings, at no cost, through our web site, RESORTQUEST.COM, by selecting the Investor Relations link. You may alternatively write or call us at the following address and telephone number:

                       Mr. John K. Lines
                       Vice President, General Counsel and Secretary ResortQuest International, Inc.
                       530 Oak Court Drive
                       Suite 360
                       Memphis TN 38117
                       (901) 762-0600

    We will provide a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus forms a part. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                           DESCRIPTION OF RESORTQUEST

    ResortQuest is the first company to offer vacation condominium and home rentals, sales and property management services under a national brand name and is a leading provider of vacation rentals in premier destination resorts throughout the United States and in Canada. Through the consolidation of leading vacation rental and property management companies, the development of a national brand and marketing initiative and best practices management systems, we offer vacationers a branded network of high quality, fully furnished, privately-owned condominium and home rentals. In addition, we provide property owners with superior management services by combining local management expertise with the marketing power and resources of a leading brand, which work to enhance a property's value and marketability.

    On May 26, 1998, we completed our initial public offering and simultaneously acquired 12 vacation rental and property management companies and one leading vacation rental and property management software company. Since our initial public offering, we have completed 15 additional vacation rental and property management acquisitions, five in 1998 and 10 in 1999. These acquisitions contain a total of approximately 5,500 vacation rental units, which represents a 53% increase in our initial portfolio of vacation rental condominiums and homes. Through these acquisitions, we expanded our presence into 11 new resort markets. We currently manage approximately 15,500 condominiums and homes in 34 premier, geographically and seasonally diverse resort locations throughout the United States and in Canada.

    Most vacationers seeking to rent a condominium or home at a popular destination resort typically have relied on local vacation rental and property management firms to inquire about availability and make reservations. Vacationers made rental choices with limited information and, as a result, faced great uncertainty concerning the quality of their rental. To address this need, we established the ResortQuest brand to provide vacationers with single-source access to quality condominium and home rentals intended to consistently meet their expectations. The ResortQuest brand is designed to ensure that a vacation rental meets customer expectations by providing a standardized basic level of products and services and by consistently categorizing accommodations based on quality, appearance and features. In November 1998, we established a proprietary, five-level rating system that categorizes individual unit accommodations according to specific criteria enabling vacationers to know what to expect from one ResortQuest location to another. The rating categories are Quest Home, Platinum, Gold, Silver and Bronze.

    In order to increase awareness of the ResortQuest brand, we have implemented a multi-faceted national marketing program which targets consumers and the travel trade through high-profile advertising, direct mail, e-mail marketing, public relations, promotional programs and the Internet. In January 1999, we launched RESORTQUEST.COM, one of the most comprehensive web sites in the vacation industry based on its breadth of locations, property information and functionality. RESORTQUEST.COM allows consumers:

    - to search all of our vacation and home rentals;

    - to simultaneously determine the availability of a customized rental request in up to six different destinations;

    - to access detailed property information, including floor plans, photographs and accommodation ratings;

    - to take a 360 degree virtual tour of each destination;

    - to take a virtual tour, including interior and exterior views, of one or more typical properties in each of our destinations; and

    - to make real-time, on-line reservations.

    Since the inception of RESORTQUEST.COM, monthly site hits have increased from 500,000 in January 1999 to over 8 million in March 1999, generating approximately $2 million of on-line bookings during the first quarter of 1999. In addition, for customers interested in buying or selling a vacation home, RESORTQUEST.COM provides multiple location real estate listings for condominiums and homes located in 15 of our resort locations.

    We are aggressively marketing our web site with a comprehensive, national campaign which includes print advertising in high-profile publications, including USA TODAY, CONDE NAST TRAVELER, TRAVEL & LEISURE and leading travel trade journals. We are also promoting our web site through Internet banner advertising and targeted links, e-mail marketing campaigns and direct mail programs. We expect Internet sales will account for a significant portion of our revenues within the next few years.

    Our primary source of revenue is property rental fees, which are charged to the property owners as a percentage of the vacationer's total rental rate. Fee percentages for vacation condominiums and homes range from approximately 3% to over 40% of rental rates depending on the market, the type of services provided to the property owner, the type of rental unit managed and which party bears responsibility for operating expenses. We believe that our national brand and superior management services, which are designed to enhance rental income for property owners, will provide us with a competitive advantage in attracting additional high quality condominiums and homes in our markets.

    Since closing our initial public offering on May 26, 1998, we have:

    - completed 15 additional acquisitions, which added approximately 5,500 vacation rental condominiums and homes, located in three existing markets and 11 new resort markets;

    - launched a comprehensive web site, RESORTQUEST.COM, which includes a fully integrated on-line reservation and booking system;

    - established national product and service standards, including a five-level rating system that categorizes individual unit accommodations according to specific criteria;

    - increased the borrowing capacity available under our credit facility from $30 million to $50 million; and

    - completed a placement of $50 million of senior secured notes to a limited number of institutional investors.

                                 OUR STRATEGIES

BUSINESS STRATEGY

    The vacation rental and property management industry is highly fragmented, with an estimated 3,000 vacation rental and property management companies in the United States. We believe this fragmented market presents a significant opportunity for a well-capitalized company offering a branded, national network of high quality vacation condominiums and homes with superior levels of customer service. Our objective is to enhance our position as a leading provider of premier destination resort condominium and home rentals by pursuing the following elements of our business strategy:

    - CONTINUE TO BUILD THE RESORTQUEST BRAND. We have established the only national brand in the fragmented vacation rental industry and continue to provide vacationers with high quality condominium and home rentals. The ResortQuest brand is designed to ensure that a vacation rental meets customer expectations by providing a basic, standardized level of products and services and by consistently categorizing accommodations based on quality, appearance and amenities.

    - CAPITALIZE ON TECHNOLOGY. We believe that investment in technology, especially that related to the Internet, will be critical in building our national brand, increasing revenue, reducing costs and managing vacationer, owner, employee and investor expectations. Our commitment to technology is evidenced by (1) RESORTQUEST.COM, our comprehensive web site which enables consumers to search through our vacation rentals, to check availability and to make reservations on-line, and (2) First Resort Software, one of our operating companies, which is a leading provider of integrated software for the vacation rental and property management industry.

    - OFFER VACATIONERS SUPERIOR CUSTOMER SERVICE. We believe that maintaining superior levels of customer service is critical to developing a reputation for high quality vacation rentals and for attracting new customers. By offering the convenience and accommodations of a condominium or home while providing many of the amenities and services of a hotel, such as convenient check-in and check-out, frequent housekeeping and cleaning and concierge-type services, we believe we will continue to strengthen the loyalty of our existing customers and attract new vacationers into the vacation condominium and home rental market.

    - ENHANCE VALUE FOR PROPERTY OWNERS. We provide property owners with superior management services by combining local management expertise with the marketing power and resources of a leading brand, which work to increase rental income through increased occupancy and rental rates.

    - CAPITALIZE ON THE EXPERIENCE OF SENIOR MANAGEMENT. Our senior management team has a proven track record of building and operating successful brands, and the breadth of experience necessary to execute our business plan effectively. Our senior management team, led by David C. Sullivan, Chairman and Chief Executive Officer, averages 23 years of lodging related experience.

    - LEVERAGE LOCAL RELATIONSHIPS AND EXPERTISE. Our local management teams have a valuable understanding of their respective markets and businesses and have developed strong local relationships. Accordingly, our decentralized management strategy is designed to allow local managers to leverage their market knowledge and expertise to provide superior customer service to both property owners and vacationers.

GROWTH STRATEGY

    We believe we can achieve significant growth both internally and through an active acquisition program.

    INTERNAL GROWTH. The primary elements of our internal growth strategy include:

    - FULLY IMPLEMENT OUR NATIONAL MARKETING STRATEGY. We have implemented a multi-faceted national marketing program designed to increase vacationer awareness of the ResortQuest brand, while promoting the unique characteristics of our individual resorts. This comprehensive marketing program targets consumers and the travel trade through various forms of media and is designed to attract new customers as well as cross-sell additional services and locations to existing customers.

    - INCREASE MARKET SHARE WITHIN EXISTING MARKETS. A key element of our growth strategy is to increase our selection of condominiums and homes in order to expand our market share and strengthen the local brands of each of our operating companies. We intend to attract new property owners by achieving high occupancy rates through effective national marketing and cross-selling and by offering additional incentives to property owners, such as QuestClub, our new travel benefits program for owners of properties we manage.

    - EXPAND PROFIT MARGINS. We believe that enhanced efficiency and economies of scale will reduce overall operating costs and allow us to achieve increased margins by spreading operating and corporate overhead costs over a larger revenue base. For example, we have already begun to achieve savings through company-wide contracts for long distance telephone service, credit card fees and insurance.

    - USE ADDITIONAL MARKETING CHANNELS. Given our size and presence in premier destination resorts, we believe we are an attractive partner to travel agents, tour package operators and other travel providers. These relationships should continue to be a significant source of new customers and, in particular, will be a valuable marketing channel for off-peak seasons.

    ACQUISITIONS. We continue to pursue an aggressive acquisition program to gain a presence in additional premier destination resort locations as well as to expand our market share in existing resort locations. While we seek to acquire leading companies in each new market we enter, we also plan to pursue tuck-in acquisitions through which we can expand our selection of rental inventory in our existing markets. We believe that we provide acquisition candidates with a number of significant benefits, including:

    - affiliation with a national brand;

    - the ability to cross-sell to customers of other vacation rental and property management companies within the ResortQuest network;

    - the ability to increase liquidity as a result of our financial strength as a public company and access to additional sources of capital; and

    - the ability to increase profitability through the centralization of certain administrative functions and other economies of scale.

    Our executive offices are located at 530 Oak Court Drive, Suite 360, Memphis, Tennessee 38117, and our telephone number is (901) 762-0600. Information contained in our web site, RESORTQUEST.COM, is not part of this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    On May 26, 1998, we consummated our initial public offering and the acquisition of our 13 founding companies. For financial statement presentation purposes, Aston Hotels & Resorts was designated as the "accounting acquiror." We also completed five additional acquisitions in 1998 after the initial public offering and ten additional acquisitions in 1999. The historical consolidated financial statement data include the financial results of Aston and our three acquisitions accounted for as poolings of interests prior to the acquisition of the 13 founding companies and the initial public offering, and include the combined balances and transactions of ResortQuest and the 13 founding companies only since May 26, 1998. The financial results of our remaining acquisitions completed since the initial public offering and prior to April 1, 1999 have been reflected since their respective dates of acquisition. The following consolidated statements of pro forma income present certain data for ResortQuest, excluding income from discontinued operations, as adjusted for:

    - the effects of our acquisition of the 13 founding companies as if they had occurred on January 1, 1998;

    - the effects of our acquisition of Abbott Realty Services, Inc., commonly referred to as Abbott Resorts, as if it had occurred on January 1, 1998;

    - the effects of certain reductions in salary, bonuses and benefits derived from contractual agreements which establish the compensation of the former owners and certain key employees of the 13 founding companies, Abbott Resorts and our three acquisitions accounted for as poolings of interests as if they had occurred on January 1, 1998;

    - the effects of an assumed comparable corporate expense for each of the four quarters ended December 31, 1998, based on actual corporate expense incurred for the three months ended March 31, 1999;

    - the effects of goodwill amortization, which is principally not deductible for income tax purposes, recorded as a result of the acquisitions of the 13 founding companies and Abbott Resorts;

    - the effects of the provision for federal and state income taxes relating to converting certain operations to C Corporation status and the tax impact of pro forma adjustments;

    - the effects of additional revenue that we would have realized related to certain property management contracts with affiliates of the 13 founding companies and Abbott Resorts, based on contractual rates that were not reflective of market conditions; and

    - the effects of excluding certain depreciation and interest expense related to certain assets and liabilities not acquired from the 13 founding companies and Abbott Resorts.

    Our shares used in computing pro forma net income per share include:

    - 6,119,656 shares issued to owners of the 13 founding companies;

    - 3,134,630 shares issued to our management and founders;

    - 6,670,000 shares sold in the initial public offering necessary to pay the cash portion of the consideration for the 13 founding companies, to repay debt assumed in the acquisition of the 13 founding companies, to pay the underwriting discount and other expenses of the initial public offering and to provide additional working capital;

    - 392,780 shares used in the purchase of our three acquisitions accounted for as poolings of interests;

    - 757,040 shares used in the purchase of Abbott Resorts;

    - the weighted average effect of issuing 315,539 shares used in the purchase of our remaining acquisitions completed prior to April 1, 1999; and

    - the dilutive effect of options outstanding in calculating diluted pro forma net income per share.

    You should read this information together with the Consolidated Financial Statements and the related Notes incorporated by reference into this prospectus.

                                                                                                 THREE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                       MARCH 31,
                                       -------------------------------------------------------  --------------------
                                          1994        1995       1996       1997       1998       1998       1999
                                       -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                       (UNAUDITED)                                                  (UNAUDITED)
HISTORICAL CONSOLIDATED STATEMENTS OF
  INCOME DATA:
Revenues.............................   $  24,966   $  24,031  $  25,670  $  26,753  $  55,359  $   8,666  $  31,656
Direct operating expenses............      13,947      12,482     14,860     13,635     31,596      4,411     14,469
General and administrative expenses,
  including depreciation and
  amortization.......................       8,297       8,171      6,840      7,613     18,273      1,729     10,995
                                       -----------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income.....................       2,722       3,378      3,970      5,505      5,490      2,526      6,192
Interest and other expense, net......         224         728        342         86        507        233        647
Provision for income taxes...........          --          --         90         90      1,518         28      2,505
                                       -----------  ---------  ---------  ---------  ---------  ---------  ---------
Income from continuing operations....   $   2,498   $   2,650  $   3,538  $   5,329  $   3,465  $   2,265  $   3,040
                                       -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                       -----------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                   YEAR ENDED       THREE MONTHS ENDED MARCH 31,
                                                                  DECEMBER 31,     ------------------------------
                                                                      1998              1998            1999
                                                                -----------------  --------------  --------------
CONSOLIDATED STATEMENTS OF PRO FORMA INCOME (UNAUDITED):
Revenues:
  Property management fees....................................    $      52,942     $     16,437    $     18,364
  Service fees................................................           25,852            6,098           7,717
  Other.......................................................           21,957            4,292           5,528
                                                                -----------------  --------------  --------------
                                                                        100,751           26,827          31,609
Direct operating expenses.....................................           52,290           12,435          14,427
General and administrative expenses...........................           29,779            7,282           8,966
Depreciation and amortization.................................            5,746            1,401           1,558
                                                                -----------------  --------------  --------------
Operating income..............................................           12,936            5,709           6,658
Interest and other expense, net...............................            2,082              592             647
                                                                -----------------  --------------  --------------
Income before income taxes....................................           10,854            5,117           6,011
Provision for income taxes....................................            5,457            2,278           2,682
                                                                -----------------  --------------  --------------
Net income....................................................    $       5,397     $      2,839    $      3,329
                                                                -----------------  --------------  --------------
                                                                -----------------  --------------  --------------
Basic net income per share....................................    $        0.32     $       0.17    $       0.19
                                                                -----------------  --------------  --------------
                                                                -----------------  --------------  --------------
Shares used in computing basic pro forma net income per
  share.......................................................       17,075,661       17,074,106      17,353,989
                                                                -----------------  --------------  --------------
                                                                -----------------  --------------  --------------
Diluted net income per share..................................    $        0.31     $       0.17    $       0.19
                                                                -----------------  --------------  --------------
                                                                -----------------  --------------  --------------
Shares used in computing diluted pro forma net income per
  share.......................................................       17,215,083       17,074,106      17,786,211
                                                                -----------------  --------------  --------------
                                                                -----------------  --------------  --------------

                                                                                                  AS OF MARCH 31,
                                                          AS OF DECEMBER 31,                           1999
                                         -----------------------------------------------------  -------------------
                                           1994       1995       1996       1997       1998           ACTUAL
                                         ---------  ---------  ---------  ---------  ---------  -------------------
                                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit) surplus......  $  (4,076) $  (3,384) $  (1,940) $  (4,579) $  (2,080)     $    (4,868)
Total assets...........................     10,873     15,760     16,658     19,072    188,219          216,239
Long-term debt, net of current
  maturities...........................      2,582      2,378      3,060      4,122     38,098           49,214
Stockholders' (deficit) equity.........       (195)       268        (54)      (397)   106,855          114,261

                          PRICE RANGE OF COMMON STOCK

    Our common stock trades on the New York Stock Exchange under the symbol "RZT." We completed our initial public offering in May 1998 at a price of $11.00 per share. The following table sets forth the high and low sales prices for the common stock for the second, third and fourth quarters of the fiscal year ended December 31, 1998, and for the first and second quarters, and part of the third quarter of the fiscal year ending December 31, 1999.

                                                                         HIGH          LOW
                                                                      -----------  -----------
Fiscal Year Ended December 31, 1998
    Second Quarter (from May 20, 1998)..............................  $   18.7500  $   13.9375
    Third Quarter...................................................      17.1250       8.8125
    Fourth Quarter..................................................      14.7500       6.5000
Fiscal Year Ending December 31, 1999
    First Quarter...................................................      22.9375      13.9375
    Second Quarter..................................................      17.5000       7.5000
    Third Quarter (through July 14, 1999)...........................       9.4375         8.25

    On July 14, 1999, the last reported sales price of the common stock on the NYSE was $8.9375 per share. On July 14, 1999, there were 257 holders of record of common stock, although we believe the number of beneficial holders is substantially greater.

          SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains statements about activities, events or developments which we expect or anticipate will or may occur in the future, including:

    - business strategies;

    - market potential;

    - acquisitions of assets and businesses;

    - industry trends;

    - financial performance; and

    - other matters.

We also use in this prospectus the words "intend to," "anticipate," "expect," and similar expressions to identify those types of forward-looking statements. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions and analyses we have made in light of our perception of historical trends, current business and economic conditions and expected future developments as well as other factors. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties beyond our control, including:

    - the risk factors discussed in this prospectus;

    - general economic, market or business conditions;

    - changes in laws or regulations;

    - business opportunities, or lack thereof, that may be presented to and pursued by us; and

    - other factors.

Consequently, we cannot assure you that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us.

                                  RISK FACTORS

    A PURCHASE OF OUR SHARES INVOLVES RISKS. WE DISCUSS BELOW SOME RISKS THAT COULD HARM OUR BUSINESS, FINANCIAL CONDITIONS, OPERATING RESULTS AND STOCK PRICE. OTHER RISKS THAT WE CANNOT NOW FORESEE MIGHT ALSO HURT US. YOU SHOULD CAREFULLY CONSIDER THESE FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS IN EVALUATING RESORTQUEST AND DECIDING WHETHER TO PURCHASE OUR COMMON STOCK.

OUR REPORTED PRO FORMA FINANCIAL RESULTS MAY NOT BE INDICATIVE OF FUTURE PERFORMANCE BECAUSE THEY COVER A PERIOD DURING WHICH OUR OPERATING COMPANIES CONDUCTED BUSINESS AS INDEPENDENT ENTITIES.

    Prior to the time we completed our acquisition of our operating companies, each company operated as a separate, privately-held entity. For financial reporting, we currently rely on the existing reporting systems of each of these operating companies. The pro forma financial information of the 13 founding companies and subsequent acquisitions cover periods when these companies and ResortQuest were not under common control or management. Consequently, they may not be indicative of our future financial or operating results.

WE MAY NOT BE ABLE TO INTEGRATE SUCCESSFULLY ANY FUTURE ACQUISITION.

    We assembled our senior management group in connection with the initial public offering. We cannot assure you that our management group will be able to continue to manage effectively the combined entity or implement effectively our operating and growth strategies. If we are unable to integrate successfully the existing operating companies and future acquisitions, it would have a material adverse effect on our business and financial results and make it unlikely that our acquisition program will continue to be successful.

    Our operating companies offer a variety of different services to property owners and vacationers, apply different sales and marketing techniques to attract new customers, use different fee structures and target different customer segments. In addition, almost all of our operating companies operate in different geographic markets with varying levels of competition, development plans and local market dynamics. These differences increase the risk inherent in successfully completing the integration of our operating companies.

WE MAY NOT BE ABLE TO COMPLETE SUCCESSFULLY OUR PLANNED EXPANSION.

    We intend to continue to expand the markets we serve and increase the number of properties we manage, in part, through the acquisition of additional vacation rental and property management companies. We cannot assure you that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses into our existing operations without substantial costs, delays or other operational or financial problems. It is possible that competition may increase for companies we might seek to acquire. In such event, there may be fewer acquisition opportunities available to us, as well as higher acquisition prices.

    Acquisitions also involve a number of special risks which could have a material adverse effect on our business and financial results. These risks include the following:

    - failure of acquired companies to achieve expected financial results;

    - diversion of management's attention;

    - failure to retain key personnel;

    - amortization of acquired intangible assets; and

    - increased potential for customer dissatisfaction or performance problems at a single acquired company to affect adversely our reputation and brand name.

    We may also seek international acquisitions that may be subject to additional risks associated with doing business in such countries. We continually review various strategic acquisition opportunities and have held discussions with a number of such acquisition candidates.

WE MAY NOT BE ABLE TO CLOSE ON PENDING FINANCINGS OR TO FINANCE FUTURE
  ACQUISITIONS.

    We intend to use shares of our common stock to finance a portion of the consideration for future acquisitions. If our common stock does not maintain a sufficient market value, or the owners of businesses we may seek to acquire are otherwise unwilling to accept shares of common stock as part of the consideration for the sale of their businesses, we may be required to use more of our cash resources in order to implement our acquisition strategy. If we have insufficient cash resources, our growth could be limited unless we are able to obtain additional funds through debt or equity financings. Our ability to obtain debt financing may be constrained by existing or future loan covenants, the satisfaction of which may be dependent upon our ability to raise additional equity capital through either offerings for cash or the issuance of stock as consideration for acquisitions. We cannot assure you that our cash resources will be sufficient, or that other financing will be available on terms we find acceptable. If we are unable to obtain financing sufficient for all of our desired acquisitions, we may be unable to implement fully our acquisition strategy.

OUR BUSINESS MAY BE NEGATIVELY AFFECTED IF WE ARE UNABLE TO MANAGE OUR GROWTH
  EFFECTIVELY.

    We plan to continue to grow internally and through acquisitions. We will expend significant time and effort in expanding the existing operating companies and in identifying, completing and integrating acquisitions. We cannot assure you that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new managers and executives. We cannot assure you that we will be able to identify and retain such additional management. If we are unable to manage our growth efficiently and effectively, or we are unable to attract and retain additional qualified management, it could have a material adverse effect on our business and financial results.

OUR STOCK PRICE MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

    The following factors, among others, may cause the market price of our common stock to significantly increase or decrease:

    - our failure to meet financial research analysts' estimates of our earnings;

    - variations in our annual or quarterly financial results or the financial results of our competitors;

    - changes by financial research analysts in their estimates of our earnings;

    - conditions in the general economy, or the vacation and property rental management or leisure and travel industries in particular;

    - unfavorable publicity about us or our industry; and

    - significant price and volume volatility in the stock market in general for reasons unrelated to us.

THE NUMBER OF SHARES AVAILABLE FOR SALE AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE.

    The market price of our common stock could drop as a result of the sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur.

    We had 18,134,785 shares of our common stock outstanding as of July 14. The 6,670,000 shares of our common stock sold in the initial public offering are freely tradeable unless held by our affiliates. Simultaneous with the closing of the acquisition of the 13 founding companies, the stockholders of the 13 founding companies received 6,119,656 shares, and our management and founders received 3,134,630 shares. These 9,254,286 shares have not been registered under the Securities Act of 1933, and, therefore, may not be sold unless registered under the Securities Act of 1933 or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144.

    We have issued 2,210,499 shares in connection with the 15 acquisitions which closed since the initial public offering. All of these shares were registered under the Securities Act and 898,254 of these shares are subject to certain contractual transfer restrictions expiring between November 30, 1999 and June 29, 2001. The shares offered by this prospectus are generally freely tradeable after issuance, unless the holders of these shares are subject to the restrictions on resale provided in Rule 145 under the Securities Act.

OUR BUSINESS AND FINANCIAL RESULTS DEPEND UPON FACTORS THAT AFFECT THE VACATION RENTAL AND PROPERTY MANAGEMENT INDUSTRY.

    Our business and financial results are dependent upon various factors affecting the vacation rental and property management industry. Factors such as the following could have a negative impact on our business and financial results:

    - reduction in the demand for vacation properties, particularly for beach, island and mountain resort properties;

    - adverse changes in travel and vacation patterns;

    - adverse changes in the tax treatment of second homes;

    - a downturn in the leisure and tourism industry;

    - an interruption of airline service;

    - increases in gasoline or airfare prices; and

    - adverse weather conditions or natural disasters, such as hurricanes, tidal waves or tornadoes.

OUR OPERATING RESULTS ARE HIGHLY SEASONAL.

    Our business is highly seasonal. The financial results of each of our operating companies have been subject to quarterly fluctuations caused primarily by the combination of seasonal variations and when revenue is recognized in the vacation rental and property management industry. Peak seasons for our operating companies depend upon whether the resort is primarily a summer or winter destination. During 1998, we derived approximately 26.6% of our pro forma revenues and 44.1% of our pro forma operating income in the first quarter and 28.8% of our pro forma revenues and 40.5% of our pro forma operating income in the third quarter. Although the seasonality of our financial results may be partially mitigated by the geographic diversity of the existing operating companies and any future acquisitions, we expect a significant seasonal factor with respect to our financial results to continue.

    Our quarterly financial results may also be subject to fluctuations as a result of the timing and cost of acquisitions, the timing of real estate sales, changes in relationships with travel providers, extreme weather conditions or other factors affecting leisure travel and the vacation rental and property management industry. Unexpected variations in our quarterly financial results could adversely affect the price of our common stock which in turn could adversely affect our proposed acquisition strategy.

OUR BUSINESS DEPENDS UPON THE EFFORTS OF THIRD PARTIES TO MAINTAIN RESORT FACILITIES AND TO MARKET OUR HAWAIIAN PROPERTIES.

    We manage properties that are generally located in destination resorts which depend upon third parties to maintain resort amenities such as golf courses and chair lifts. The failure of third parties to continue to maintain resort amenities could have a material adverse effect on the rental value of our properties and, consequently, on our business and financial results.

    We also depend on travel agents, package tour providers and wholesalers for a substantial portion of our revenues. During 1998, we derived approximately 17.0% of our consolidated pro forma revenues from sales made through travel intermediaries. Failure of travel intermediaries to continue to recommend or package our vacation properties could result in a material adverse effect on our business and financial results.

OUR BUSINESS COULD BE HARMED IF THE MARKET FOR LEISURE AND VACATION TRAVEL DOES NOT CONTINUE TO GROW.

    Although travel and tourism expenditures in the United States grew at a compounded annual rate of 6.1% between 1987 and 1997, there have been years in which spending has declined. We cannot assure you that we or the total market for vacation property rentals will continue to experience growth. Factors affecting our ability to continue to experience internal growth include our ability to:

    - maintain existing relationships with property owners;

    - expand the number of properties under management;

    - increase rental rates and cross-sell among our operating companies; and

    - sustain continued demand for our rental inventory.

OUR OPERATIONS ARE CONCENTRATED IN THREE GEOGRAPHIC AREAS.

    We manage properties that are significantly concentrated in beach and island resorts located in Florida and Hawaii and mountain resorts located in Colorado and Utah. The following table sets forth the December 31, 1998 consolidated pro forma revenues and percentage of total pro forma revenues derived from each region (dollars in thousands).

                                                                      CONSOLIDATED
                                                                       PRO FORMA    % OF TOTAL
REGION                                                                  REVENUES     REVENUES
--------------------------------------------------------------------  ------------  -----------
Florida.............................................................   $   38,318        38.0%
Hawaii..............................................................       21,874         21.7
Colorado and Utah...................................................       14,164         14.1
Other(1)............................................................       26,395         26.2
                                                                      ------------  -----------
      Total.........................................................   $  100,751       100.0%
                                                                      ------------  -----------
                                                                      ------------  -----------

------------------------

(1) Includes revenues of First Resort Software.

    Adverse events or conditions which affect these areas in particular, such as economic recession, changes in regional travel patterns, extreme weather conditions or natural disasters, would have a more significant adverse effect on our operations, than if our operations were more geographically diverse.

OUR BUSINESS DEPENDS ON ATTRACTING AND RETAINING HIGHLY CAPABLE MANAGEMENT AND EMPLOYEES.

    Our business substantially depends on the efforts and relationships of David
C. Sullivan, Chairman and Chief Executive Officer, the other executive officers of ResortQuest and the senior management of our operating companies. Furthermore, we will likely be dependent on the senior management of any businesses acquired in the future. If any of these persons becomes unable or unwilling to continue in his or her role, or if we are unable to attract and retain other qualified employees, it could have a material adverse effect on our business and financial results. Although we have entered into employment agreements with each of our executive officers and the majority of the managers of our operating companies, we cannot assure you that any of these individuals will continue in his or her present capacity for any particular period of time.

POTENTIAL CHANGES IN REQUIRED ACCOUNTING METHODOLOGY COULD NEGATIVELY IMPACT OUR FUTURE REPORTED FINANCIAL RESULTS.

    In April 1999, the Financial Accounting Standards Board preliminarily agreed to eliminate the use of the pooling of interests method of accounting for business combinations. Additionally, the Financial

Accounting Standards Board is considering substantially reducing the amortization period for goodwill. We expect that these changes in accounting treatment will apply to any acquisition closed after January 1, 2001. The Financial Accounting Standards Board expects to issue an Exposure Draft in the third quarter of 1999, with a final standard issued in the fourth quarter of 2000, effective January 1, 2001. Both of these positions, when issued, could have an adverse effect on our ability to make future acquisitions and could have a material negative effect on our future financial results which, in turn, could have a material adverse effect on the market price of our common stock.

THE SUBSTANTIAL AMOUNT OF GOODWILL RESULTING FROM OUR ACQUISITIONS COULD ADVERSELY AFFECT OUR FINANCIAL AND OPERATING RESULTS.

    Approximately $150.3 million or 69.5% of our total assets at March 31, 1999 is net goodwill, which represents the excess of what we paid over the estimated fair market value of the net assets we acquired in business combinations accounted for as purchases. We amortize goodwill on a straight-line basis over a period of 40 years, except for First Resort Software, whose goodwill is being amortized over 15 years. The amount of goodwill amortized in a particular period constitutes a non-cash expense that reduces our net income.

    Amortization of goodwill resulting from substantially all of our past acquisitions, and additional goodwill recorded in certain future acquisitions, may not be deductible for tax purposes. In addition, we periodically evaluate the recoverability of goodwill by reviewing the anticipated undiscounted future cash flows from operations and comparing such cash flows to the carrying value of the associated goodwill. If goodwill becomes impaired, we would be required to write down the carrying value of the goodwill and incur a related charge to our income. A reduction in net income resulting from a write-down of goodwill would currently affect our financial results and could have a material adverse impact upon the market price of our common stock.

IF VACATION RENTAL PROPERTY OWNERS DO NOT RENEW A SIGNIFICANT NUMBER OF PROPERTY MANAGEMENT CONTRACTS OUR BUSINESS WOULD BE ADVERSELY AFFECTED.

    We provide rental and property management services to property owners pursuant to management contracts which generally have one year terms. The majority of such contracts contain automatic renewal provisions but also allow property owners to terminate the contract at any time. If property owners do not renew a significant number of management contracts or we are unable to attract additional property owners, it would have a material adverse effect on our business and financial results. In addition, although most of our contracts are exclusive, industry standards in certain geographic markets dictate that rental services be provided on a non-exclusive basis. Less than 1% of our revenues for 1998 on a consolidated pro forma basis were derived from rental services provided on a non-exclusive basis. We are unable to determine the percentage of the national rental services market that is provided on a non-exclusive basis.

IF HOMEOWNERS' ASSOCIATIONS TERMINATE MANAGEMENT AGREEMENTS, WE COULD LOSE SOME OF OUR COMPETITIVE ADVANTAGE IN THESE MARKETS.

    We currently provide management services at numerous condominium developments pursuant to contracts with the homeowners' associations. We frequently provide rental management services for a significant percentage of the condominiums within these developments. Providing management services for homeowners' associations frequently leads the associations to request that we manage and control the front desk operations, laundry facilities and other related services of the condominium developments. Controlling these services often gives us a competitive advantage over other vacation rental and property management companies in retaining the condominiums we currently manage and in attracting new property owners.

    We cannot assure you that a homeowners' association will not terminate its management agreement with us. If a homeowners' association terminates a management agreement, we could lose control or management of the front desk and related services in that condominium development, thereby eliminating our competitive advantage in that development. If a number of terminations occur, it could have a material adverse effect on our business and financial results.

WE MAY BE NEGATIVELY AFFECTED BY THE YEAR 2000 PROBLEM.

    The vacation property management industry uses complex software. The potential impact upon our business of Year 2000 issues is greatest in the areas of property management systems, telecommunications and financial accounting and reporting. We have substantially completed the process of evaluating these various components of our operating environment and embedded technology, except with respect to our most recent acquisitions. We expect to complete the analysis and implement any corrective measures for all of our current operations by the end of the fourth quarter of 1999.

    Although we believe that the consequences of the Year 2000 issues upon our results of operations will not be material, we will have contingency plans in place designed to mitigate the impact of Year 2000 issues. All contingency plans are expected to be developed, tested and implemented by the end of the fourth quarter of 1999.

    If we should fail to identify or fix all such issues in our operations, or if we are affected by the inability of a sole-source supplier or a major customer to continue operations due to such a problem, our operations could be adversely affected.

COMPETITION COULD RENDER OUR SERVICES UNCOMPETITIVE.

    The vacation rental and property management industry is highly competitive and has low barriers to entry. The industry has two distinct customer groups: vacation property renters and vacation property owners. We compete for vacationers and property owners primarily with local vacation rental and property management companies located in our markets. Some of these competitors are affiliated with the owners or operators of resorts where these competitors provide their services. Certain of these competitors may have lower cost structures and may provide their services at lower rates.

    We also compete for vacationers with large hotel and resort companies. Many of these competitors are large companies that have greater financial resources than we do, enabling them to finance acquisition and development opportunities, pay higher prices for the same opportunities or develop and support their own operations. In addition, many of these companies can offer vacationers services not provided by vacation rental and property management companies, and they may have greater name recognition among vacationers. If such companies chose to compete in the vacation rental and property management industry, they would constitute formidable competition for our business. Such competition could cause us to lose management contracts, increase expenses or reduce management fees which could have a material adverse effect on our business and financial results.

EXISTING MANAGEMENT, DIRECTORS AND THEIR AFFILIATES OWN ENOUGH SHARES TO EXERCISE SUBSTANTIAL INFLUENCE OVER MATTERS REQUIRING A VOTE OF STOCKHOLDERS.

    Management, directors and affiliated entities, as of June 30, 1999, owned shares of common stock representing approximately 26% of the total voting power of the common stock. They would own approximately 28% of the voting power of the common stock if all shares of voting-restricted common stock, which are entitled to one-half vote per share, were converted into unrestricted common stock. These persons, if acting together, will likely be able to exercise substantial influence over our affairs, to elect all of the directors and to control the disposition of any matter submitted to a vote of stockholders.

ANY ADVERSE CHANGE IN THE REAL ESTATE MARKET COULD ADVERSELY AFFECT OUR FINANCIAL AND OPERATING RESULTS.

    We derived approximately 11% of our consolidated pro forma revenues for 1998 from net real estate brokerage commissions. Any factors which adversely affect real estate sales, such as a downturn in general economic conditions or changes in interest rates, the tax treatment of second homes or property values, could have a material adverse effect on our business and financial results.

WE ARE SUBJECT TO GOVERNMENTAL REGULATION OF THE VACATION RENTAL AND PROPERTY MANAGEMENT INDUSTRY.

    Our operations are subject to various federal, state, local and foreign laws and regulations, including licensing requirements applicable to real estate operations and the sale of alcoholic beverages, laws and regulations relating to consumer protection and local ordinances. Many states have adopted specific laws and regulations which regulate our activities, such as:

    - anti-fraud laws;

    - real estate and travel services
      provider license requirements;

    - environmental laws;

    - telemarketing laws;

    - labor laws; and

    - the Fair Housing Act.

    We believe that we are in material compliance with all federal, state, local and foreign laws and regulations to which we are currently subject. However, we cannot assure you that the cost of qualifying under applicable regulations in all jurisdictions in which we desire to conduct business will not be significant or that we are actually in compliance with all applicable federal, state, local and foreign laws and regulations. Compliance with or violation of any current or future laws or regulations could require us to make material expenditures or otherwise have a material adverse effect on our business and financial results.

TRANSACTIONS BETWEEN OUR OPERATING COMPANIES AND THEIR AFFILIATES MAY RESULT IN CONFLICTS OF INTEREST.

    Several lease agreements, management contracts and other agreements with stockholders of our operating companies and entities controlled by them continued after the closing of the acquisitions of our operating companies. We have also entered into certain similar agreements that became effective upon such acquisitions. In addition, we may enter into similar agreements in the future. Other than a loan agreement with the former principal stockholder of Aston Hotels & Resorts, a founding company, we believe existing agreements with related persons are, and that all future agreements will be, on terms no less favorable to us than we could obtain from unrelated third parties. Conflicts of interests may arise between us and these related persons.

    At March 31, 1999, the former principal stockholder of Aston owed us approximately $4.3 million, either directly or through entities controlled by him, including properties managed by Aston. Of this amount, $4.0 million is fully collateralized by cash or cash equivalents and real estate or by the former principal stockholder's personal guarantee, which guarantee may not exceed $1.0 million.

DELAWARE LAW, OUR CHARTER DOCUMENTS AND STOCKHOLDER RIGHTS PLAN CONTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT.

    We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits us from engaging in a broad range of business combinations with an interested stockholder for a period of three years after such a person first becomes an interested stockholder. Interested stockholders include our affiliates, associates and anyone who owns 15% or more of our outstanding voting stock. The provisions of Section 203 could delay or prevent a change of control of ResortQuest.

    Provisions of our certificate of incorporation could make it more difficult for a third party to acquire control of ResortQuest, even if such change in control would be beneficial to stockholders. The directors are allowed to issue preferred stock without stockholder approval. Such issuances could make it more difficult for a third party to acquire ResortQuest. Our bylaws contain provisions that may have an anti-takeover effect, such as the requirement that we must receive notice of nomination of directors not less than 60 nor more than 90 days prior to the date of the annual meeting.

    On February 25, 1999, our board of directors adopted a stockholder rights plan designed to protect our stockholders in the event of takeover action that would deny them the full value of their investment. Under this plan, a dividend distribution of one right for each share of common stock was declared to holders of record at the close of business on March 15, 1999. The rights will also attach to common stock issued after March 15, 1999. The rights will become exercisable only in the event, with certain exceptions, an acquiring party accumulates 15% or more of our voting stock, or if a party announces an offer to acquire 15% or more of our voting stock. The rights will expire on March 15, 2009. Each right will entitle the holder to buy one one-hundredth of a share of a new series of preferred stock at a price of $87.00. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase either our stock or shares in an "acquiring entity" at half of market value. We generally will be entitled to redeem the rights at $0.01 per right at any time until the date on which a 15% position in our voting stock is acquired by any person or group.

    The rights plan is designed to prevent the use of coercive and/or abusive takeover techniques and to encourage any potential acquiror to negotiate directly with our board of directors for the benefit of all stockholders. In addition, the rights plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of ResortQuest. Nevertheless, the rights plan could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control.

                               ACQUISITION TERMS

    This prospectus covers the offer and sale of up to 5,789,501 shares of our common stock that we may issue from time to time in connection with direct or indirect acquisitions of other businesses, assets or securities in business combination transactions. We will furnish this prospectus to the securityholders or owners of those businesses we acquire in exchange for the shares of common stock we offer by this prospectus.

    We expect that negotiations with the securityholders or principal owners of the businesses whose securities or assets we acquire will determine the terms upon which we will issue the shares of common stock offered by this prospectus. We expect that the shares of common stock we issue in an acquisition will be valued at prices reasonably related to the market prices for our common stock prevailing at or near the time we enter into an acquisition agreement or consummate the acquisition. We will pay all expenses of the offering of the shares of common stock described in this prospectus.

    If we consummate an acquisition (or a series of acquisitions since the date of our most recently audited financial statements) that would have a material financial effect on our business, we will file a Current Report on Form 8-K containing the financial and other information about the acquisition(s) that would be material to subsequent purchasers of the shares of common stock we offer in this prospectus.

                             RESALE OF COMMON STOCK

    With our consent, this prospectus may be used by selling stockholders who have received or will receive shares of common stock under this prospectus in connection with acquisitions and who may wish to sell shares of common stock. We may consent to the use of this prospectus by selling stockholders for a limited period of time and subject to limitations and conditions which may be varied by agreement between us and one or more selling stockholders. Selling stockholders may agree that:

    - an offering of shares under this prospectus will be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by us;

    - they will enter into custody agreements with one or more banks with respect to such shares; or

    - that they make sales only by one or more of the methods described in this prospectus, as appropriately supplemented or amended when required.

We will not receive any of the proceeds from any sale of shares offered by a selling stockholder.

    A selling stockholder may sell shares:

    - on any national securities exchange or quotation service on which our common stock is listed or quoted at the time of sale;

    - in the over-the-counter market;

    - in transactions other than on an exchange or in the over-the-counter market;

    - in connection with short sales of shares;

    - by pledge to secure debts and obligations;

    - in connection with the writing of call options, in hedging transactions and in settlement of other transactions in standardized or over-the-counter options; or

    - in a combination of any of the above transactions.

    Shares may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. Selling stockholders may use underwriters, brokers, dealers or agents to sell their shares. Any underwriters, brokers, dealers or agents may arrange for others to participate in any such transaction and may receive compensation in the form of discounts, commissions or concessions from selling stockholders and/or the purchasers of shares.

    If required at the time that a particular offer of shares is made, a supplement to this prospectus will be delivered that describes any material arrangements for the distribution of shares and the terms of the offering including, without limitation, the names of any underwriters, brokers, dealers or agents and any discounts, commissions or concessions and other items constituting compensation from the selling stockholders or otherwise.

    Selling stockholders and any underwriters, brokers, dealers or agents that participate with a selling stockholder in the distribution of shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in which event any discounts, commissions or concessions received by such underwriters, brokers, dealers or agents and any profit on the resale of shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

    We may agree to indemnify selling stockholders or any participating underwriters, brokers, dealers or agents against certain civil liabilities, including liabilities under the Securities Act of 1933, and to reimburse them for certain expenses in connection with the offering and sale of shares.

    Selling stockholders may also offer shares of common stock covered by this prospectus under exemptions from the registration requirements of the Securities Act of 1933, including sales which meet the requirements of Rule 145(d) under the Securities Act of 1933.

                     RESTRICTIONS ON RESALE OF COMMON STOCK

    The common stock offered by this prospectus has been registered under the Securities Act of 1933, but this registration does not cover resale or distribution of such common stock by persons who receive our common stock in acquisition transactions. Affiliates of those entities that we acquire may not sell the shares of common stock offered by this prospectus except pursuant to an effective registration statement under the Securities Act of 1933 covering such shares, or in compliance with Rule 145 promulgated under the Securities Act of 1933 or another applicable exemption from the registration requirements of the Securities Act of 1933.

    Rule 145 generally permits affiliates of acquired companies to sell their shares of common stock immediately following the acquisition in compliance with certain volume limitations and manner of sale requirements under Rule 145. Specifically, sales by such affiliates during any three-month period cannot exceed the greater of (1) 1% of all of the shares of our common stock outstanding, and (2) the average weekly reported volume of trading of our common stock on the NYSE during the four calendar weeks preceding the proposed sale. Sales by such affiliates also may be made only in a broker's transaction or transactions directly with a market marker.

    These restrictions will cease to apply under most other circumstances if the affiliate has held the shares of common stock offered by this prospectus for at least one year, provided that the person or entity is not then an affiliate of ResortQuest. Individuals who are not affiliates of the company being acquired will not be subject to resale restrictions under Rule 145 and may resell the shares of common stock offered by this prospectus immediately following the acquisition without an effective registration statement under the Securities Act of 1933.

    In addition to the resale limitations imposed by federal securities laws described above, we may require that persons who receive our common stock in connection with an acquisition agree to hold such stock for a certain period from the date it is received.

    Additional restrictions may apply if the acquisition will be accounted for under the pooling of interests method of accounting.

                                USE OF PROCEEDS

    This prospectus relates to shares of our common stock that we may offer and issue from time to time in connection with the acquisition of other businesses and assets and interests therein, and upon exercise or conversion of warrants, options or other similar instruments issued by us in connection with such acquisitions. Other than the businesses or assets acquired, we will generally not receive any proceeds from the issuance of shares under this prospectus. However, in situations where we issue warrants or options to purchase common stock in connection with an acquisition, any proceeds that we receive upon the exercise of the warrants or options will be used for general corporate purposes. When this prospectus is used by a selling stockholder in a public reoffering or resale of common stock acquired pursuant to this prospectus, we will not receive any proceeds from such sale by the selling stockholder.

                                 LEGAL MATTERS

    The legality of the common stock offered by this prospectus will be passed upon by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Washington, D.C.

                                    EXPERTS

    Our audited financial statements, incorporated by reference into this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are included in this prospectus in reliance upon the authority of Arthur Andersen LLP as experts in giving said reports.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,789,501 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS

                                         , 1999

                              -------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 (This page has been left blank intentionally.)

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 145 further provides (1) that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; (2) that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; (3) that indemnification provided for by
Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and (4) that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

    As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, articles seventh and eighth of our certificate of incorporation, as amended, provides that none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director's duty of loyalty to ResortQuest or our stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) under Section 174; or (4) for any transaction from which the director derived an improper personal benefit, we shall, to the fullest extent permitted by Section 145, as amended from time to time, indemnify all persons whom we may indemnify pursuant thereto.

    In addition, Article VIII of our bylaws further provides that we shall indemnify our officers, directors and employees to the fullest extent permitted by law.

    We have entered into indemnification agreements with each of our executive officers and directors which indemnifies such person to the fullest extent permitted by our amended and restated certificate of incorporation, our bylaws and Delaware law. We also have obtained directors and officers liability insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

 EXHIBIT
 NUMBER                                                        DESCRIPTION
---------             ----------------------------------------------------------------------------------------------

  2.1(1)   --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., HCP Acquisition Corp., Hotel Corporation of the Pacific, Inc.
                      and Andre S. Tatibouet.

  2.2(1)   --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., B&B Acquisition Corp., Brindley Acquisition Corp., B&B On The
                      Beach, Inc., Brindley & Brindley Realty and Development, Inc., Douglas R. Brindley and Betty
                      Shotton Brindley.

  2.3(1)   --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., Coastal Realty Acquisition LLC, Coastal Management Acquisition
                      Corp., Coastal Resorts Realty LLC, Coastal Resorts Management, Inc., Joshua M. Freeman, T.
                      Michael McNally and CMF Coastal Resorts, L.L.C.

  2.4(1)   --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., Collection of Fine Properties, Inc., Ten Mile Holdings, Ltd.,
                      Luis Alonso, Domingo R. Moreira, Brenda M. Lopez Ibanez and Ana Maria Moreira.

  2.5(1)   --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., Houston and O'Leary Company and Heidi O'Leary Houston.

  2.6(1)   --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., Jupiter Acquisition Corp., Jupiter Property Management at Park
                      City, Inc. and Jon R. Brinton.

  2.7(1)   --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., Maui Acquisition Corp., Maui Condominium and Home Realty,
                      Inc., Daniel C. Blair and Paul T. Dobson.

  2.8(1)   --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., Maury Acquisition Corp., The Maury People, Inc. and Sharon
                      Benson Doucette.

  2.9(1)   --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., Priscilla Acquisition Corp., Realty Consultants Acquisition
                      Corp., Realty Consultants, Inc., Howey Acquisition, Inc., Charles O. Howey and Dolores C.
                      Howey.

 EXHIBIT
 NUMBER                                                        DESCRIPTION
---------             ----------------------------------------------------------------------------------------------
  2.10(1)  --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., RPM Acquisition Corp., Resort Property Management, Inc.,
                      Daniel L. Meehan, Kimberlie C. Meehan and Nancy Hess.

  2.11(1)  --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., Telluride Acquisition Corp., Telluride Resort Accommodations,
                      Inc., Steven A. Schein, Michael E. Gardner, Park Brady, Daniel Shaw, Carolyn S. Shaw, Virginia
                      C. Gordon, Joyce Allred, Ronald D. Allred, A.J. Wells, Forrest Faulconer, Thomas McNamara,
                      Donald J. Peterson, Nancy McNamara, Charles E. Cobb, Jr., Sue M. Cobb, Stephen A. Martori,
                      Anthony F. Martori, Arthur John Martori and Alan Mishkin.

  2.12(1)  --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., Trupp Acquisition Corp., Management Acquisition Corp.,
                      Trupp-Hodnett Enterprises, Inc., THE Management Company, Hans F. Trupp, Roy K. Hodnett, Pat
                      Hodnett Cooper and Austin Trupp.

  2.13(1)  --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., Whistler Holding Corp., Whistler Chalets Ltd. and J. Patrick
                      McCurdy.

  2.14(1)  --         Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation
                      Properties International, Inc., FRS Acquisition Corp., First Resort Software, Inc., Thomas A.
                      Leddy, Evan H. Gull and Daniel Patrick Curry.

  2.15(2)  --         Stock Purchase Agreement, dated September 11, 1998, by and among ResortQuest International,
                      Inc., Abbott Realty Services, Inc., Tops'L Sales Group Inc., William W. Abbott, Jr., Stephen
                      J. Abbott, James R. Steiner, Charles H. Van Driver, Sue C. Van Driver and Angus G. Andrews.

  4.1(3)   --         Specimen Common Stock Certificate.

  4.2(4)   --         Form of Restriction and Registration Rights Agreements between ResortQuest and each of Alpine
                      Consolidated II, LLC, Capstone Partners, LLC, John Przywara, David Marshall, Douglas W.
                      Comfort, Robert G. Falcone, Wayne Heller, Dwain Wall, Stephen J. Garchik, John Shaw, David
                      Sullivan, Jeffrey M. Jarvis, Frederick L. Farmer, W. Michael Murphy, Jules S. Sowder, John K.
                      Lines, Brian S. Sullivan, John D. Sullivan, the Sullivan Grandchildren's Trust, the David L.
                      Levine Irrevocable Children's Trust Under Agreement dated April 27, 1998 f/b/o Whitney Monica
                      Levine, the David L. Levine Irrevocable Children's Trust Under Agreement dated April 27, 1998
                      f/b/o Ross Michael Levine, the David L. Levine Irrevocable Children's Trust Under Agreement
                      dated April 27, 1998 f/b/o Keith Phillip Levine and the David L. Levine Revocable Trust Under
                      Agreement dated April 27, 1998.

  4.3(5)   --         Rights Agreement, dated as of February 25, 1999 between ResortQuest International, Inc. and
                      American Stock Transfer & Trust Company, as Rights Agent.

  5.1      --         Opinion of Akin, Gump Strauss, Hauer & Feld, L.L.P. as to the legality of the securities being registered.

 10.30     --         Fourth Amendment to Credit Agreement, dated as of June 1, 1999.

 10.31     --         Note Purchase and Guarantee Agreement, dated as of June 1, 1999.

 10.32     --         Intercreditor and Collateral Agreement, dated as of June 1, 1999.

 EXHIBIT
 NUMBER                                                        DESCRIPTION
---------             ----------------------------------------------------------------------------------------------
 23.1      --         Consent of Arthur Andersen LLP.

 23.2      --         Consent of Arthur Andersen LLP.

 23.3      --         Consent of Morrison, Brown, Argiz and Company.

 23.4      --         Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P (CONTAINED IN EXHIBIT 5.1).

 24.1      --         Power of Attorney (included on the signature page to the registration statement).

 27.1(6)   --         Financial Data Schedule for the Period Ended December 31, 1998.

 99.2(7)   --         Financial Statements of Howey Acquisition, Inc. (dba Priscilla Murphy Realty, Inc.) as of
                      December 31, 1997 and May 26, 1998 together with Report of Independent Public Accountants.

 99.3(7)   --         Financial Statements of Collection of Fine Properties, Inc. as of December 31, 1997 and May
                      26, 1998 together with Reports of Independent Public Accountants.

 99.4(7)   --         Financial Statements of Coastal Resorts Management, Inc. and Coastal Resorts Realty L.L.C. as
                      of December 31, 1997 and May 26, 1998 together with Report of Independent Public Accountants.

 99.5(7)   --         Financial Statements of First Resort Software, Inc. as of December 31, 1997 and May 26, 1998
                      together with Report of Independent Public Accountants.

 99.6(7)   --         Financial Statements of Houston & O'Leary Company as of December 31, 1997 and May 26, 1998
                      together with Report of Independent Public Accountants.

 99.7(7)   --         Financial Statements of Brindley & Brindley (including Brindley Realty and Development, Inc.
                      and B&B On The Beach, Inc.) as of December 31, 1997 and May 26, 1998 together with Report of
                      Independent Public Accountants.

 99.8(7)   --         Financial Statements of The Maury People, Inc. as of December 31, 1997 and May 26, 1998
                      together with Report of Independent Public Accountants.

 99.9(7)   --         Financial Statements of Resort Property Management, Inc. as of September 30, 1997 and May 26,
                      1998 together with Report of Independent Public Accountants.

 99.10(7)  --         Financial Statements of Telluride Resort Accommodations, Inc. as of December 31, 1997 and May
                      26, 1998 together with Report of Independent Public Accountants.

 99.11(7)  --         Financial Statements of Trupp-Hodnett Enterprises (including Trupp-Hodnett Enterprises, Inc.
                      and THE Management Company) as of December 31, 1997 and May 26, 1998 together with Report of
                      Independent Public Accountants.

------------------------

(1) Previously filed on March 12, 1998 as an exhibit to ResortQuest's Registration Statement on Form S-1 (File No. 333-47867) and incorporated herein by reference.

(2) Previously filed on October 16, 1998 as an exhibit to ResortQuest's Registration Statement on Form S-1 (File No. 333-56703) and incorporated herein by reference.

(3) Previously filed on April 27, 1998 as an exhibit to Amendment No. 1 to ResortQuest's Registration Statement on Form S-1 (File o. 333-47867) and incorporated herein by reference.

(4) Previously filed on May 26, 1998 as an exhibit to ResortQuest's Current Report on Form 8-K (File No. 001-14115) and incorporated herein by reference.

(5) Previously filed on November 16, 1998 as an exhibit to ResortQuest's Quarterly Report on Form 10-Q for the period ended September 30, 1998 (File No. 00-14115) and incorporated herein by reference.

(6) Previously filed on May 28, 1999 as an exhibit to ResortQuest's Post Effective Amendment No. 3 to its Registration Statement on Form S-1 (File No. 333-56703) and incorporated herein by reference.

(7) Previously filed on April 13, 1999 as an exhibit to ResortQuest's Post Effective Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-56703) and incorporated herein by reference.

    (b) None

    (c) None

ITEM 22. UNDERTAKINGS

    (a)  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are made, a post-effective amendment to this registration statement:

       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
       Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the in initial bona fide offering thereof.

    (5) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (6) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of
       Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Memphis, Tennessee, on the day of July 16, 1999.

                                RESORTQUEST INTERNATIONAL, INC.

                                By:  /s/ JEFFERY M. JARVIS
                                     -----------------------------------------
                                     Jeffery M. Jarvis
                                     Chief Financial Officer

                               POWERS OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David C. Sullivan, David L. Levine, Jeffery M. Jarvis and John K. Lines, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement, any and all amendments thereto (including post-effective amendments), any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and any amendments thereto and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                      CAPACITY                   DATE
------------------------------  ---------------------------  -------------------
    /s/ DAVID C. SULLIVAN       Chairman of the Board and       July 16, 1999
------------------------------    Chief Executive Officer,
     (David C. Sullivan)          (Principal Executive
                                  Officer)

     /s/ DAVID L. LEVINE        President and Chief             July 16, 1999
------------------------------    Operating Officer,
      (David L. Levine)           Director

    /s/ JEFFERY M. JARVIS       Senior Vice President and       July 16, 1999
------------------------------    Chief Financial Officer
     (Jeffery M. Jarvis)          (Principal Financial and
                                  Accounting Officer)

  /s/ WILLIAM W. ABBOTT, JR.    Director                        July 16, 1999
------------------------------
   (William W. Abbott, Jr.)

                                Director                        July 16, 1999
------------------------------
     (Elan J. Blutinger)

    /s/ D. FRASER BULLOCK       Director                        July 16, 1999
------------------------------
     (D. Fraser Bullock)

    /s/ JOSHUA M. FREEMAN       Director                        July 16, 1999
------------------------------
     (Joshua M. Freeman)

  /s/ HEIDI O'LEARY HOUSTON     Director                        July 16, 1999
------------------------------
   (Heidi O'Leary Houston)

     /s/ MICHAEL D. ROSE        Director                        July 16, 1999
------------------------------
      (Michael D. Rose)

    /s/ ANDRE S. TATIBOUET      Director                        July 16, 1999
------------------------------
     (Andre S. Tatibouet)

    /s/ JOSEPH V. VITTORIA      Director                        July 16, 1999
------------------------------
     (Joseph V. Vittoria)

    /s/ THEODORE L. WEISE       Director                        July 16, 1999
------------------------------
     (Theodore L. Weise)

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                                          DESCRIPTION
-----------             ------------------------------------------------------------------------------------------------
       2.1(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., HCP Acquisition Corp., Hotel Corporation of the Pacific, Inc. and Andre S.
                        Tatibouet.

       2.2(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., B&B Acquisition Corp., Brindley Acquisition Corp., B&B On The Beach, Inc.,
                        Brindley & Brindley Realty and Development, Inc., Douglas R. Brindley and Betty Shotton
                        Brindley.

       2.3(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., Coastal Realty Acquisition LLC, Coastal Management Acquisition Corp.,
                        Coastal Resorts Realty LLC, Coastal Resorts Management, Inc., Joshua M. Freeman, T. Michael
                        McNally and CMF Coastal Resorts, L.L.C.

       2.4(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., Collection of Fine Properties, Inc., Ten Mile Holdings, Ltd., Luis Alonso,
                        Domingo R. Moreira, Brenda M. Lopez Ibanez and Ana Maria Moreira.

       2.5(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., Houston and O'Leary Company and Heidi O'Leary Houston.

       2.6(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., Jupiter Acquisition Corp., Jupiter Property Management at Park City, Inc.
                        and Jon R. Brinton.

       2.7(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., Maui Acquisition Corp., Maui Condominium and Home Realty, Inc., Daniel C.
                        Blair and Paul T. Dobson.

       2.8(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., Maury Acquisition Corp., The Maury People, Inc. and Sharon Benson Doucette.

       2.9(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., Priscilla Acquisition Corp., Realty Consultants Acquisition Corp., Realty
                        Consultants, Inc., Howey Acquisition, Inc., Charles O. Howey and Dolores C. Howey.

      2.10(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., RPM Acquisition Corp., Resort Property Management, Inc., Daniel L. Meehan,
                        Kimberlie C. Meehan and Nancy Hess.

      2.11(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., Telluride Acquisition Corp., Telluride Resort Accommodations, Inc., Steven
                        A. Schein, Michael E. Gardner, Park Brady, Daniel Shaw, Carolyn S. Shaw, Virginia C. Gordon,
                        Joyce Allred, Ronald D. Allred, A.J. Wells, Forrest Faulconer, Thomas McNamara, Donald J.
                        Peterson, Nancy McNamara, Charles E. Cobb, Jr., Sue M. Cobb, Stephen A. Martori, Anthony F.
                        Martori, Arthur John Martori and Alan Mishkin.

  EXHIBIT
  NUMBER                                                          DESCRIPTION
-----------             ------------------------------------------------------------------------------------------------
      2.12(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., Trupp Acquisition Corp., Management Acquisition Corp., Trupp-Hodnett
                        Enterprises, Inc., THE Management Company, Hans F. Trupp, Roy K. Hodnett, Pat Hodnett Cooper and
                        Austin Trupp.

      2.13(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., Whistler Holding Corp., Whistler Chalets Ltd. and J. Patrick McCurdy.

      2.14(1) --        Agreement and Plan of Organization, dated as of March 11, 1998, by and among Vacation Properties
                        International, Inc., FRS Acquisition Corp., First Resort Software, Inc., Thomas A. Leddy, Evan
                        H. Gull and Daniel Patrick Curry.

      2.15(2) --        Stock Purchase Agreement, dated September 11, 1998, by and among ResortQuest International,
                        Inc., Abbott Realty Services, Inc., Tops'L Sales Group Inc., William W. Abbott, Jr., Stephen J.
                        Abbott, James R. Steiner, Charles H. Van Driver, Sue C. Van Driver and Angus G. Andrews.

       4.1(3) --        Specimen Common Stock Certificate.

       4.2(4) --        Form of Restriction and Registration Rights Agreements between ResortQuest and each of Alpine
                        Consolidated II, LLC, Capstone Partners, LLC, John Przywara, David Marshall, Douglas W. Comfort,
                        Robert G. Falcone, Wayne Heller, Dwain Wall, Stephen J. Garchik, John Shaw, David Sullivan,
                        Jeffrey M. Jarvis, Frederick L. Farmer, W. Michael Murphy, Jules S. Sowder, John K. Lines, Brian
                        S. Sullivan, John D. Sullivan, the Sullivan Grandchildren's Trust, the David L. Levine
                        Irrevocable Children's Trust Under Agreement dated April 27, 1998 f/b/o Whitney Monica Levine, the David L. Levine Irrevocable Children's Trust Under Agreement dated April 27, 1998 f/b/o Ross
                        Michael Levine, the David L. Levine Irrevocable Children's Trust Under Agreement dated April 27,
                        1998 f/b/o Keith Phillip Levine and the David L. Levine Revocable Trust Under Agreement dated
                        April 27, 1998.

       4.3(5) --        Rights Agreement, dated as of February 25, 1999 between ResortQuest International, Inc. and
                        American Stock Transfer & Trust Company, as Rights Agent.

       5.1   --         Opinion of Akin, Gump Strauss, Hauer & Feld, L.L.P. as to the legality of the securities being registered.

     10.30   --         Fourth Amendment to Credit Agreement, dated as of June 1, 1999.

     10.31   --         Note Purchase and Guarantee Agreement, dated as of June 1, 1999.

     10.32   --         Intercreditor and Collateral Agreement, dated as of June 1, 1999.

      23.1   --         Consent of Arthur Andersen LLP.

      23.2   --         Consent of Arthur Andersen LLP.

      23.3   --         Consent of Morrison, Brown, Argiz and Company.

      23.4   --         Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P (CONTAINED IN EXHIBIT 5.1).

      24.1   --         Power of Attorney (included on the signature page to the registration statement)

      27.1(6) --        Financial Data Schedule for the Period Ended December 31, 1998.

      99.2(7) --        Financial Statements of Howey Acquisition, Inc. (dba Priscilla Murphy Realty, Inc.) as of
                        December 31, 1997 and May 26, 1998 together with Report of Independent Public Accountants.

  EXHIBIT
  NUMBER                                                          DESCRIPTION
-----------             ------------------------------------------------------------------------------------------------
      99.3(7) --        Financial Statements of Collection of Fine Properties, Inc. as of December 31, 1997 and May 26,
                        1998 together with Reports of Independent Public Accountants.

      99.4(7) --        Financial Statements of Coastal Resorts Management, Inc. and Coastal Resorts Realty L.L.C. as of
                        December 31, 1997 and May 26, 1998 together with Report of Independent Public Accountants.

      99.5(7) --        Financial Statements of First Resort Software, Inc. as of December 31, 1997 and May 26, 1998
                        together with Report of Independent Public Accountants.

      99.6(7) --        Financial Statements of Houston & O'Leary Company as of December 31, 1997 and May 26, 1998
                        together with Report of Independent Public Accountants.

      99.7(7) --        Financial Statements of Brindley & Brindley (including Brindley Realty and Development, Inc. and
                        B&B On The Beach, Inc.) as of December 31, 1997 and May 26, 1998 together with Report of
                        Independent Public Accountants.

      99.8(7) --        Financial Statements of The Maury People, Inc. as of December 31, 1997 and May 26, 1998 together with Report of Independent Public Accountants.

      99.9(7) --        Financial Statements of Resort Property Management, Inc. as of September 30, 1997 and May 26,
                        1998 together with Report of Independent Public Accountants.

     99.10(7) --        Financial Statements of Telluride Resort Accommodations, Inc. as of December 31, 1997 and May
                        26, 1998 together with Report of Independent Public Accountants.

     99.11(7) --        Financial Statements of Trupp-Hodnett Enterprises (including Trupp-Hodnett Enterprises, Inc. and
                        THE Management Company) as of December 31, 1997 and May 26, 1998 together with Report of
                        Independent Public Accountants.

------------------------

(1) Previously filed on March 12, 1998 as an exhibit to ResortQuest's Registration Statement on Form S-1 (File No. 333-47867) and incorporated herein by reference.

(2) Previously filed on October 16, 1998 as an exhibit to ResortQuest's Registration Statement on Form S-1 (File No. 333-56703) and incorporated herein by reference.

(3) Previously filed on April 27, 1998 as an exhibit to Amendment No. 1 to ResortQuest's Registration Statement on Form S-1 (File o. 333-47867) and incorporated herein by reference.

(4) Previously filed on May 26, 1998 as an exhibit to ResortQuest's Current Report on Form 8-K (File No. 001-14115) and incorporated herein by reference.

(5) Previously filed on November 16, 1998 as an exhibit to ResortQuest's Quarterly Report on Form 10-Q for the period ended September 30, 1998 (File No. 00-14115) and incorporated herein by reference.

(6) Previously filed on May 28, 1999 as an exhibit to ResortQuest's Post Effective Amendment No. 3 to its Registration Statement on Form S-1 (File No. 333-56703) and incorporated herein by reference.

(7) Previously filed on April 13, 1999 as an exhibit to ResortQuest's Post Effective Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-56703) and incorporated herein by reference.